Littlefield Corporation
2501 North Lamar Boulevard
Austin, Texas 78705
512-476-5141
Fax: 512-476-5680

October 2, 2007

VIA EDGAR AND EMAIL

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attention: Effie Simpson

RE: Littlefield Corporation
Form 10-KSB for the year ended December 31, 2006
File No. 0-24805

Dear Ms. Simpson:

This letter responds to your letter dated September 19, 2007, regarding our 10-KSB.
We acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following numbered responses correspond to the comments in your September 19 letter.

Costs and Expenses

1.

Please explain why the total gross amount for your Entertainment and Hospitality segments of $3,283,000 and $46,000, respectively for 2006 and $2,510,000 and ($221,000) for 2005 do not equal the Company's total gross profit for these periods of $3,375,000 and $2,368,000 respectively. As part of your response, please explain the nature of any other revenues/expenses that are included in your consolidated gross profit. Additionally, please explain why the Company's total consolidated gross profit of $3,375,000 and $2,368,000 for 2006 and 2005 respectively, do not agree to the consolidated amounts for these periods reflected in Note 16 to the audited financial statements of $786,000 and $1,037,000 respectively. Please reconcile and revise these disclosures.

Response:

Gross Profit by Segment Reported in MD&A

The original report of gross profit by segment did not include certain inconsequential amounts related to ancillary services, such as payments from charities for bookkeeping assistance, which we do not consider to be part of the Company's entertainment or hospitality operating segments. Senior management focuses on the profitability of the two operating segments in evaluating the Company's performance and considers these ancillary services to be incidental to the main activities of the Company. These other items provided a gross profit of $46,000 in 2006 and $79,000 in 2005. We believe these amounts to be immaterial for 2006 and 2005. To add clarity to the presentation, we will add a line entitled "Other" to the gross profit table in future filings to reflect these ancillary amounts.

Adjustments to Segment Profit in Note 16

Likewise, in Note 16 we concentrated on segment profit because management considers these to be the most significant indicators of our performance.

The "Adjustment" column in Note 16 of the 10-KSB included all other components of income and expense on our statements of operations. The Company described the reconciling items in the following narrative at the end of Note 16: "The adjustments represent other corporate expenses, other income, depreciation and amortization related to corporate assets, corporate gains and losses on disposition of assets, and corporate capital expenditures to reconcile segment balances to consolidated balances."

A detailed schedule of those Adjustment items of other income and expenses follows:

	2006	2005
"Other" gross profit (see above)	$ 46,000	$ 79,000
General and administrative expense	(2,353,000)	(2,596,000)
Gain (loss) on disposition of fixed assets	(3,000)	996,000
Other income and expenses	(137,000)	345,000
Provision for income taxes	(96,000)	(76,000)
Total "Adjustment" in Note 16	$ (2,543,000)	$ (1,252,000)

These amounts are reflected on the Consolidated Statements of Operations.

We propose, in line with your suggestion in Comment 5 below, to include detailed reconciliations of these items, in tabular form substantially as set forth above, in all future filings that include a reconciliation by segment in our notes to financial statements.

Note 12 - Earnings per Share

2.

In future filings, please revise to disclose the number of outstanding warrants and options that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because their impact was anti-dilutive. Refer to the disclosure requirements outlined in paragraph 40c of SFAS No.128.

Response:	Future filings will comply with your comment.

Note 13 - Accounting for Stock Based Compensation

3.

We note that although you have adopted a method required by SFAS No. 123R to account for your stock-based compensation plans, you have not provided all of the disclosures required by SFAS No.123R in the notes to your financial statements. Please ensure that the notes to your financial statements in any future filings include all the disclosures required by paragraphs 64, 65 and A240 of SFAS No. 123R, as applicable.

Response:	Future filings will comply with your comment.

Note 1 - Background and Summary of Significant Policies, and
Note 15 - Commitments and Contingencies

4.

In light of the materiality of rent under operating leases, please tell us and add disclosure to clarify whether the Company's policy is to recognize rental expense on a straight-line basis in accordance with SFAS 13, paragraph 15 and FTB 85-3. Specifically discuss the nature of your triple-net leases and whether they contain cost escalation clauses and abatements (e.g. an initial three month rent credit). If your policy differs from GAAP in this regard, also include in your disclosure, if true, that such departure from GAAP is not material and provide us with quantified information supporting your conclusion. We may have further comment upon reviewing your response.

Response:

The Company has approximately thirty leases, of which about 80% exclude cost escalation or abatement clauses. In 2006, we did not recognize lease costs on a straight-line basis as provided in SFAS 13, paragraph 15 and FTB 85-3. Instead, lease costs were recognized based on payments made or accrued during each month. If the Company had recognized lease expense on a straight-line basis in 2006, total lease costs would have increased by approximately $6,000, which would not have materially changed the Company's financial results.

In general, the Company enters into long term leases underlying its operations. At the same time, the Company generally enters into agreements which are renewed annually with its customers. This permits the Company to adjust its customer agreements in response to general price increases and limits the effect of lease escalation clauses. Generally, the Company's leases are triple net.

We have attached a comparison of rent expense computed on a straight line versus an as-paid basis to support our conclusion that the effect of cost escalation or abatement clauses in our leases is immaterial.

Future filings will disclose whether we have followed GAAP in computing lease expense and whether any departure from GAAP is material.

Note 16 - Segments

5.

Please note that we do not believe your current presentation which reflects a single "adjustment" to reconcile to your consolidated earnings satisfies the reconciliation requirements outlined in paragraph 32 SFAS No.131. Please revise the notes to your financial statements in future fillings to include detailed reconciliations of the total of your reported segments profit and loss to the consolidated statements of operations. The reconciliation provided should separately detail any revenues/expenses which are not included in your segment profit and losses. Refer to the disclosure requirements outlined in paragraph 32b of SFAS No. 131. Also, please revise future filings to include the disclosures required by paragraph 28b of SFAS No. 131 with respect to each of your segments.

Response:	Future filings will comply with your comment. See also our response to Comment 1.

We trust that the information contained in this letter completely responds to your comments. Please do not hesitate to contact us if you have questions or require additional information.

Very truly yours,

/s/ Richard Chilinski

Richard Chilinski
EVP and CFO
2501 North Lamar Boulevard
Austin, Texas 78705
512-476-5141
rchilinski@littlefield.com